UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

UNDER THE SECURITIES ACT OF 1933

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 30, 2023

Worldwide Webb Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40920	98-1587626
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

770 E Technology Way F13-16

Orem, UT, 84997

(Address of principal executive offices, including zip code)

(415) 629-9066

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-half redeemable warrant	WWACU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	WWAC	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	WWACW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Worldwide Webb Acquisition Corp., a Cayman Islands corporation (“WWAC” or the “Parent”), previously announced that it entered into a Business Combination Agreement, dated as of March 11, 2023 (the “Agreement”), WWAC, WWAC Amalgamation Sub Pte. Ltd., a Singapore private company and wholly-owned Subsidiary of WWAC (“Amalgamation Sub”), and Aark Singapore Pte. Ltd., a Singapore private company (“AARK”), pursuant to which, and subject to the terms and conditions set forth therein, Amalgamation Sub and AARK will amalgamate and continue as one company (the “Amalgamation”), with AARK being the surviving entity and becoming a subsidiary of Parent and as a result thereof, Aeries Technology Business Accelerators Pte. Ltd. becoming a subsidiary of Parent.

On June 30, 2023, WWAC, Amalgamation Sub, and AARK entered into Amendment No. 1 to the Agreement (the “First Amendment”) to, among other things, (i) revise the pre-transaction equity value of the company to be $349,000,000, (ii) increase the redemption threshold percentage from 85.00% to 89.15%, and (iii) provide that 50,000 bonus shares will be issued to certain employees of AARK, and that any remaining bonus shares after applying the pro rata reduction percentage will be issued to the Chief Executive Officer and Chairman of the Company (as defined in the Agreement) in equal shares instead of being added to the pool of awards available under the 2023 Equity Incentive Plan.

The foregoing description of the First Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the First Amendment, a copy of which is attached as Exhibit 2.1 and is incorporated herein by reference.

Where You Can Find Additional Information

This Current Report on Form 8-K relates to a proposed business combination transaction among WWAC and Aeries Technology. In connection with the proposed transaction, WWAC filed with the SEC the proxy statement to solicit shareholder approval of the proposed business combination. The definitive proxy statement (if and when available) will be delivered to WWAC’s shareholders. WWAC may also file other relevant documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF WWAC ARE URGED TO READ THE PROXY STATEMENT AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of the proxy statement (when available) and other documents that are filed or will be filed with the SEC by WWAC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by WWAC will be available free of charge at Worldwide Webb Acquisition Corp., 770 E Technology Way F13-16, Orem, UT 84097, attention: Chief Executive Officer.

Participants in the Solicitation

WWAC and its directors and executive officers are participants in the solicitation of proxies from the shareholders of WWAC in respect of the proposed transaction. Information about WWAC’s directors and executive officers and their ownership of WWAC’s Class A ordinary shares is set forth in WWAC’s Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 31, 2023, and in WWAC’s other periodic and current reports filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement, and WWAC may also file other relevant materials with the SEC in respect of the proposed transaction when they become available. You may obtain free copies of these documents as described in the preceding paragraph.

Aeries Technology, Aeries and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of WWAC in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination is included in the proxy statement.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 8-K contains certain statements that are not historical facts but are forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended, for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to statements regarding the anticipated timing of closing of the proposed transaction. Words such as “may,” “should,” “will,” “believe,” “expect,” “anticipate,” “target,” “project,” and similar phrases that denote future expectations or intent regarding the combined company’s financial results, operations, and other matters are intended to identify forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties, and other factors that may cause future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the ability to complete the proposed transaction within the time frame anticipated or at all; (ii) the failure to realize the anticipated benefits of the proposed transaction or those benefits taking longer than anticipated to be realized; (iii) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of WWAC’s securities; (iv) the risk that the transaction may not be completed by WWAC’s business combination deadline; (v) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the Business Combination Agreement by the shareholders of WWAC, the satisfaction of the minimum cash on hand condition following redemptions by the public shareholders of WWAC and the receipt of any governmental and regulatory approvals; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (vii) unexpected costs or unexpected liabilities that may result from the proposed transactions, whether or not consummated; (viii) the impact of COVID-19 on Aeries’ business and/or the ability of the parties to complete the proposed transaction; (ix) the effect of disruption from the announcement or pendency of the transaction on Aeries’ business relationships, performance, and business generally; (x) risks that the proposed transaction disrupts current plans and operations of Aeries and potential difficulties in Aeries employee retention as a result of the proposed transaction; (xi) the outcome of any legal proceedings that may be instituted against Aeries or WWAC related to the Business Combination Agreement or the proposed transaction; (xii) the ability to maintain the listing of WWAC’s securities on the Nasdaq Global Market; (xiii) potential volatility in the price of WWAC’s securities due to a variety of factors, including economic conditions and the effects of these conditions on Aeries’ clients’ businesses and levels of activity, risks related to an economic downturn or recession in

India, the United States and other countries around the world, fluctuations in earnings, fluctuations in foreign exchange rates, Aeries’ ability to manage growth, intense competition in IT services including those factors which may affect Aeries’ cost advantage, wage increases in India, the ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, Aeries’ ability to manage the international operations, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, changes in laws and regulations affecting Aeries’s business and changes in the combined company’s capital structure; (xiv) the ability to implement business plans, identify and realize additional opportunities and achieve forecasts and other expectations after the completion of the proposed transaction; (xv) the risk that the post-combination company may never achieve or sustain profitability; (xvi) WWAC’s potential need to raise additional capital to execute its business plan, which capital may not be available on acceptable terms or at all; (xvii) the risk that the post-combination company experiences difficulties in managing its growth and expanding operations; and (xviii) the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries. The forward-looking statements contained in this communication are also subject to additional risks, uncertainties, and factors, including those described in WWAC’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q and other documents filed or to be filed with the SEC by WWAC from time to time. The forward-looking statements included in this communication are made only as of the date hereof. None of Aeries, WWAC or any of their affiliates undertakes any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments, subsequent events, circumstances or otherwise, except as may be required by any applicable securities laws.

No Offer or Solicitation

This Current Report on Form 8-K is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or to buy any securities or a solicitation of any vote or approval and is not a substitute for the proxy statement or any other document that WWAC may file with the SEC or send to WWAC’s shareholders in connection with the proposed transaction, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number

2.1	Amendment No. 1 to Business Combination Agreement, dated as of June 30, 2023, by and among Worldwide Webb Acquisition Corp., WWAC Amalgamation Sub Pte. Ltd., and Aark Singapore Pte. Ltd.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 5, 2023

WORLDWIDE WEBB ACQUISITION CORP.

By:	/s/ Daniel S. Webb
Name:	Daniel S. Webb
Title:	Chief Executive Officer, Chief Financial Officer and Director

Exhibit 2.1

Execution Version

Amendment No. 1 to Business Combination Agreement

Worldwide Webb Acquisition Corp., a Cayman Islands exempted company limited by shares (“Parent”), WWAC Amalgamation Sub Pte. Ltd., a Singapore private company limited by shares, with company registration number 202300520W (“Amalgamation Sub”), and Aark Singapore Pte. Ltd., a Singapore private company limited by shares, with company registration number 200602001D (“AARK”, together with Parent and Amalgamation Sub, collectively, the “Parties” and individually a “Party”), desire to amend that certain Business Combination Agreement, dated as of March 11, 2023, by and among the Parties (the “Business Combination Agreement”). Capitalized terms used but not defined herein have the meanings set forth in the Business Combination Agreement.

Pursuant to Section 12.12 of the Business Combination Agreement, the Business Combination Agreement may be modified in whole or in part by a duly authorized agreement in writing executed in the same manner as the Business Combination Agreement. Accordingly, the Parties hereby agree to amend the Business Combination Agreement as follows.

1.	The fifth Recital is amended and restated as follows:

WHEREAS, the Parties desire to enter into a business combination transaction involving the Company at a pre-Transaction equity value for the Company of $349,000,000;

2.	Section 1.1 is amended to amend and restate the following definitions:

“Bonus Shares Pool” means the aggregate of the Shareholder Bonus Shares, the PIPE Incentive Shares, the Extension Shares and the Employee Merger Consideration Shares, which shall in no case exceed 3,750,000 Class A Ordinary Shares, as shall be reduced if the Parent Share Redemptions exceeds the Redemption Threshold by the number of Class A Ordinary Shares equal to the difference between the Shareholder Bonus Shares and the Aggregate Bonus Shares.

“Extension Shares” means (a) the number of Parent Class A Ordinary Shares which may be issued in connection with amending Parent’s Governing Documents to give effect to any Parent Extension Proposal that is approved by Parent Shareholders, plus (b) the number of Extension Transfer Shares (as defined in the Sponsor Support Agreement), but which, together with the Shareholder Bonus Shares, the PIPE Incentive Shares and the Employee Merger Consideration Shares, may not exceed the Bonus Shares Pool.

“New ESOP” means the new employee share option plan for Parent to be effective as of the Amalgamation Effective Time, in form and substance reasonably acceptable to Parent and the Company, that provides for the grant of awards to employees and other service providers of Parent and its Subsidiaries in the form of the form of options, restricted shares, restricted share units or other equity-based awards based on Parent Class A Ordinary Shares with a total pool of awards equal to 9,031,027 Parent Class A Ordinary Shares (to be adjusted as appropriate to reflect any stock splits, stock dividends, reverse stock splits, combinations, reorganizations, reclassifications or similar events affecting the Parent Class A Ordinary Shares following the consummation of the Transactions, rounded down to the nearest whole share), with an annual “evergreen” increase of 10% of the fully diluted capitalization of Parent outstanding as of the day prior to such increase (inclusive of the shares available for issuance under the plan).

“PIPE Incentive Shares” means the number of Parent Class A Ordinary Shares which may be issued in connection with the PIPE Investment at the Amalgamation Effective Time as an incentive under one or more Subscription Agreement, but which, together with the Shareholder Bonus Shares, the Extension Shares and the Employee Merger Consideration Shares, may not exceed the Bonus Shares Pool.

“Pro Rata Reduction Percentage” means the quotient, expressed as a percentage, obtained by dividing (a) the number equal to the difference between (i) 100 and (ii) the Redemption Percentage multiplied by 100 by (b) 10.85.

“Redemption Threshold” means when the Redemption Percentage is equal to 89.15%.

“Shareholder Bonus Shares” means the number of Class A Ordinary Shares equal to 3,750,000 minus the Extension Shares, the PIPE Incentive Shares and the Employee Merger Consideration Shares, which shall in no case be a number less than zero.

3.	Section 1.1 is amended to add the following definition:

“Employee Merger Consideration Shares” means 50,000 Parent Class A Ordinary Shares to be issued to employees of the Company pursuant to Section 2.5.

“Remaining Bonus Shares” means the difference, if any, between the number of Aggregate Bonus Shares minus the amount of such Aggregate Bonus Shares that are issued in connection with the transaction as of the Amalgamation Effective Time.

4.	Article II is amended by adding a new Section 2.5 as follows:

Section 2.5. Remaining Bonus Share Distribution. Immediately following the Amalgamation Effective Time, (a) the Employee Merger Consideration Shares shall be issued to certain employees of the Company in the joint discretion of the Chief Executive Officer and Chairman of the Company and (b) any Remaining Bonus Shares shall be issued to the Chief Executive Officer and Chairman of the Company in equal shares (half being issued to the Chief Executive Officer and half being issued to the Chairman).

5.	Exhibit B to the Business Combination Agreement, the Form of Exchange Agreement, shall be amended to amend and restate the following definition:

“Exchange Rate” means, at any time, the number of Class A Ordinary Shares for which an Exchanged Share is entitled to be exchanged at such time. The Exchange Rate shall be 14.40 in the case of Aeries Shares and 2,246 in the case of AARK Ordinary Shares, in each case, subject to adjustment pursuant to SECTION 2.5 of this Agreement.

The foregoing amendments shall be deemed effective as of June 30, 2023.

[Remainder of page intentionally left blank; signature page to follow]

2

Each of the Parties have executed this Amendment as of the date first above written.

WORLDWIDE WEBB ACQUISITION CORP.

By:	/s/ Daniel Webb
Name:	Daniel Webb
Title:	CEO

WWAC AMALGAMATION SUB PTE. LTD.

By:	/s/ Daniel Webb
Name:	Daniel Webb
Title:	Director

AARK SINGAPORE PTE. LTD.

By:	/s/ Venu Raman Kumar
Name:	Venu Raman Kumar
Title:	Chairman